Exhibit 99.1

Date: July 6, 2012	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: KEEGAN RESOURCES INC.

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	27/07/2012
Record Date for Voting (if applicable) :	27/07/2012
Beneficial Ownership Determination Date :	27/07/2012
Meeting Date :	25/09/2012
Meeting Location (if available) :	Keegan Resources Inc. 1199 West Hastings St., Suite 700 Vancouver, BC, V6E 3T5

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	487275109	CA4872751090

Sincerely, Computershare Trust Company of Canada / Computershare Investor Services Inc. Agent for KEEGAN RESOURCES INC.